(Check One): ☐ Form 10-K ☐ Form 11-K ☒ Form 20-F ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number 001-15118

For Period Ended: March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable

PART I

REGISTRANT INFORMATION

Videsh Sanchar Nigam Limited

Full name of registrant

Not Applicable

Former name if applicable

Videsh Sanchar Bhavan,

Mahatma Gandhi Road

Address of principal executive office (Street and number)

Mumbai 400 001, India

City, state and zip code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	☒	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	☒	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	☐	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Videsh Sanchar Nigam Limited (the “Company”) is unable to complete and file its Annual Report on Form 20-F for the fiscal year ended March 31, 2005 (the “2005 20-F”) by September 30, 2005 because it has not yet completed its financial statements prepared under U.S. generally accepted accounting principles (“U.S. GAAP”) for the fiscal year ended March 31, 2005. The completion of the financial statements has been delayed because the Company has not yet received financial statements prepared under U.S. generally accepted auditing standards (“U.S. GAAS”) of Tata Teleservices Limited (“TTSL”). The Company has a minority interest in TTSL. TTSL is incorporated in India and is not a listed company.

The Company had previously concluded TTSL was not a significant subsidiary and therefore had not included financial statements of TTSL in its Annual Report on Form 20-F for the fiscal year ended March 31, 2004 (the “2004 20-F”), although it had accounted for its interest pursuant to the equity method in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. The Company received comments from the staff of the Securities and Exchange Commission (the “SEC”) regarding its 2004 20-F, one of which was that TTSL should be considered a significant subsidiary and therefore the Company should include the financial statements of TTSL audited in accordance with US GAAS and either prepared in accordance with U.S. generally accepting accounting principles (“U.S. GAAP”) or with a reconciliation to U.S. GAAP. TTSL had not previously prepared financial statements audited under U.S. GAAS and with an audited U.S. GAAP reconciliation. The Company has received the financial statements of TTSL for the fiscal year ended March 31, 2004, and is concurrently filing an amendment to its 2004 20-F with such financial statements. However, as a result of the fact that it has not yet received such TTSL financial statements for the fiscal year ended March 31, 2005, the Company is unable to complete and file the 2005 20-F without unreasonable effort or expense. Based on its conversations with TTSL, the Company expects to receive such financial statements of TTSL in time to complete and file its Form 20-F on or before October 15, 2005.

The completion of the 2005 20-F has also been delayed because the Company is in the process of responding to another comment from the SEC staff on its 2004 20-F concerning the Company’s reportable segments. The Company expects to change the composition of its reportable segments for purposes of its financial statements prepared in accordance with U.S. GAAP for the fiscal year ended March 31, 2005. The Company also expects to provide, for comparative purposes, information for the fiscal year ended March 31, 2005 based on the segments used in its financial statements for the fiscal year ended March 31, 2004.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Rajiv Dhar (Name)	011-91-22 (Area Code)	5695-1941 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Videsh Sanchar Nigam Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	September 30, 2005	By	/s/ Rajiv Dhar
Rajiv Dhar Chief Financial Officer

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